SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 9 pages

__________________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A5	Page 2 of 9

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D/A5	Page 3 of 9

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.03%

14	TYPE OF REPORTING PERSON*
OO

__________________________________

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A5

This constitutes Amendment No. 5 (the “Amendment No. 5”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communications Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by Karen Singer (“Ms. Singer”) and TAR Holdings LLC, a New Jersey limited liability company (“TAR Holdings”) (together, the “Reporting Person”). Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the managing member of TAR Holdings. Ms. Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer’s principal occupation is investing assets held in TAR Holdings and other entities. TAR Holdings’ principal place of business is 2200 Fletcher Ave., Fort Lee, NJ 07024.

During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Singer is a citizen of the United States of America.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As described below, on February 9, 2018, TAR Holdings delivered an advance notice to the Issuer nominating a slate of three highly qualified director candidates, including Steven G. Singer, Wayne Barr, Jr., and Patrick F. Doyle (collectively, the “Nominees”), for election to the board of directors (the “Board”) at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”) (the “Nominating Notice”). In connection with the Nominating Notice, TAR Holdings also separately delivered a demand for stockholder information and books and records to the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the “Section 220 Demand”). The Section 220 Demand requested various documents and stockholder information, including a request for information relating to the non-objecting beneficial owners of shares of the Common Stock pursuant to Rule 14b-1 or Rule 14b-2 under the Securities Exchange Act of 1934, as amended (“NOBO’s”), and the most recent NOBO list (the “NOBO List”) in the Issuer’s possession. It is TAR Holdings’ understanding, upon information and belief, that the Issuer is in possession of a NOBO List (the “2017 NOBO List”) and related stockholder information that the Issuer obtained approximately eleven (11) months ago in connection with the Issuer’s 2017 annual meeting of stockholders.

TAR Holdings believes that the Issuer is obligated to provide the 2017 NOBO List and related stockholder information in its possession in response to the Section 220 Demand. The Issuer, however, has refused to provide the 2017 NOBO List. TAR Holdings believes that it is entitled to receive and have its proxy solicitor, Kingsdale Shareholder Services, review the 2017 NOBO List, and that the Issuer’s refusal to provide such stockholder information is representative of recent, apparent attempts by the Issuer’s Board and management to entrench themselves to the detriment of the Issuer’s stockholders (including, among other things, the purported adoption by the Issuer of those certain Amended and Restated Bylaws on December 22, 2017 (the “Amended Bylaws”) and the Section 382 Tax Benefits Preservation Plan (the “Poison Pill”) on January 8, 2018, promptly after the Reporting Person filed the original Statement and indicated that the Reporting Person believed that the Issuer was being mismanaged). If the Issuer continues to refuse to comply with its obligation to provide the 2017 NOBO List in response to the Section 220 Demand, TAR Holdings may commence an action in the Delaware Court of Chancery to compel delivery of the 2017 NOBO List to TAR Holdings. On March 5, 2018, TAR Holdings retained Delaware counsel in connection with such potential litigation.

In addition, as previously reported by the Reporting Person, the Reporting Person wishes to reiterate that:

•	The Reporting Person believes that it is troubling, given what the Reporting Person perceives to be mismanagement of the Company, that (i) it appears that the Issuer’s Chief Executive Officer (the “CEO”), upon information and belief, commutes to Alaska at the cost of the Issuer’s stockholders, (ii) the CEO has recently sold a significant amount of the Common Stock, (iii) it appears, based on the Issuer’s public filings, that the CEO receives approximately $3,000,000 in annual compensation, which the Reporting Person believes is in excess of executive compensation in comparable public companies, and (iv) the CEO (and other members of the Issuer’s management) recently received a significant amount of “restricted stock units” under the Issuer’s 2011 Equity Incentive Plan. It appears to the Reporting Person that the CEO has little incentive to maximize stockholder value.

•	The Issuer and its current management have implemented the Amended Bylaws, which, given the timing of such adoption promptly after the filing of the original Statement by the Reporting Person and the provisions of such Amended Bylaws which made it more difficult for stockholders to submit stockholder proposals, appears to be intended to entrench management and the Board.

•	It appears to the Reporting Person that the adoption of the Poison Pill, given the timing of such adoption promptly following the filing of the original Statement by the Reporting Person, may be an attempt by the current Board and management to entrench themselves without regard to the interests of the Issuer’s stockholders.

•	The Reporting Person believes that the ongoing sale of the Common Stock by the Issuer’s CEO and other members of the Issuer’s management appears to reflect their low confidence and belief in the Issuer, notwithstanding the Issuer’s adoption of a Rule 10b5-1 plan.

•	The Reporting Person believes, upon information and belief, that Mr. Shawn O’Donnell, a former member of the Board, may have resigned recently due to the Board’s unwillingness to include him in its decision-making processes.

TAR Holdings has attempted to engage, and remains open to engaging, with the Board and management of the Issuer to reach a mutually agreeable resolution that would avoid the need for an election contest at the Annual Meeting and litigation in Delaware Chancery Court regarding the 220 Demand. In addition to these cooperative efforts, TAR Holdings and the Nominees are currently in the process of responding to the Issuer’s supplemental requests for information following the delivery of the Nominating Notice, including the Issuer’s requests for interviews with the Nominees and copies of completed directors’ and officers’ questionnaires. TAR Holdings may request a waiver of the Poison Pill in order to purchase up to 14.9% of the Issuer’s Common Stock and plans on voting against ratification of the Poison Pill at the Annual Meeting.

As set forth in the Nominating Notice, TAR Holdings’ independent, highly qualified director candidates include:

Steven G. Singer. Mr. Singer has had a high-impact career, driving operating efficiencies and financially restructuring underperforming companies in a wide range of industries, including: high-security financial and identity transactions and documents, data storage and retrieval, complex web hosting and managed services, cable TV, beverages, energy, textiles, plastics, telecom, pharmaceuticals and other medical devices and products. Mr. Singer has a highly creative strategic mindset, underpinned by strong academic credentials – BA (Summa Cum Laude), University of Pennsylvania, Juris Doctor, Harvard Law School. Mr. Singer is reasonably conversant in Spanish and Portuguese. He has extensive international experience – having managed operating businesses and completed complex transactions in over 15 countries. He is also a frequent keynote/featured speaker at industry events.

Most recently, as Chairman and CEO of American Banknote Corporation, Mr. Singer inherited a parent company in bankruptcy, in default of its debt covenants, with rapidly declining revenues, and in turmoil following a drastic devaluation in the Brazilian Real against the U.S. Dollar, which effectively halved revenues from its largest operating unit. Moreover, the company’s second largest business unit, in Australia, was also in bank default with total debt nearly 10 times EBITDA, its American subsidiary was suffering from a sharp decline in sales of its principal legacy product line, and its European unit lacked competitive scale.

•	Mr. Singer transformed the company into a technology-driven global leader in the development, enrollment, issuance and maintenance of secure transactions, documents and mobile solutions for identity, payment, health care and transit – virtually debt free, with sales approaching $300 million, high profits and strongly positive cash flow;

•	Mr. Singer sold European subsidiary for 18 times earnings, renegotiated Australian debt with offshore banking syndicate;

•	Mr. Singer floated the Brazilian subsidiary on Brazilian stock market; and

•	Mr. Singer acquired and rapidly grew a business in China, to ensure lowest-cost production.

Earlier, as member of an investment group, Mr. Singer acquired stakes in multiple underperforming companies, taking an active role in setting strategy, driving operational improvement and restructuring finances – driving significant shareholder returns.

Currently, Mr. Singer also serves as a director on the board of directors of CCUR Holdings, Inc.

TAR Holdings selected Mr. Singer as a Nominee because he brings a wide range of experience in a variety of industries, including serving as a Chairman, CEO and director. Mr. Singer also has knowledge regarding, and experience with, accounting matters.

Wayne Barr, Jr.. Mr. Barr is the principal of Oakleaf Consulting Group LLC, a management consulting firm focusing on technology and telecommunications companies, which he founded in 2001. Through Oakleaf, Mr. Barr provides assistance to a wide variety of clients in areas of corporate strategy and planning, mergers and acquisitions, as well as restructuring advice to those of his clients that are seeking to “right-size” their operations. Mr. Barr is also managing director of Alliance Group of NC, LLC, a full service real estate firm providing brokerage, planning and consulting services throughout North Carolina to a wide variety of stakeholders including landowners, developers, builders and investors, a position he has held since 2013. In 2012, Mr. Barr co-founded IoSat Holdings Limited, a worldwide satellite capacity provider using proprietary technology. Mr. Barr currently serves as a director and General Counsel of IoSat. Mr. Barr also co-founded and was president from 2003 to 2008 of Capital & Technology Advisors, a management consulting and restructuring firm, where he oversaw the day-to-day operations of a 20-person consulting firm focusing on telecommunications operations and restructurings. As president, Mr. Barr managed employees and independent contractors and was one of two lead contacts for all of the firm’s clients This wide-ranging experience, coupled with his legal background, has provided Mr. Barr with a skill set particularly suited to assisting with deal structure and execution, as well as operational assistance across several industries.

Mr. Barr currently serves on the board of directors of HC2 Holdings, Inc. (NYSE MKT: HCHC), where he has served as chairman of the Audit Committee and Nominating and Governance Committee and as a member of the Compensation Committee from January 2014 through June 2016, when he resigned from such committees (but continues as a board member) as he assumed a more active role at HC2. Mr. Barr also serves on the board of directors of Aviat Networks, Inc. (NASDAQ: AVN) and as Chairman of the board of directors of CCUR Holdings, Inc. (NASDAQ: CCUR) and has served on the boards of directors of Anacomp, Leap Wireless International, NEON Communications and Globix Corporation. He has also served as a Trustee of the New York Racing Association. Mr. Barr received his J.D. degree from Albany Law School of Union University and is admitted to practice law in New York State. He is also a licensed real estate broker in the state of North Carolina.

TAR Holdings selected Mr. Barr as a Nominee because he brings a wide range of experience serving as an executive, including serving as a director of other publicly traded companies. Mr. Barr also has knowledge regarding, and experience with, accounting matters.

Patrick F. Doyle. Mr. Doyle is the principal of Sherwood Strategic Consulting LLC, a management consulting firm focused on special situations in the telecommunications and technology fields. As a management consultant, Mr. Doyle has performed in executive roles such as Chief Integration Officer, Chief Restructuring Officer, and President & COO for client companies, restructuring and improving operational and financial performance, and driving value creation. In each of these roles, Mr. Doyle was engaged by and reported directly to the board of directors, and had responsibility for accurate budgeting, forecasting and financial reporting. Mr. Doyle has a solid understanding of fundamental financial statements both from education and from 30 years’ experience as a telecommunications manager and executive in various roles where he was responsible for the P&L of organizations or regions within the various companies. Mr. Doyle has served in senior management roles at Bell Atlantic, Conectiv Communications, BroadStreet Communications and most recently Zayo Group.

Mr. Doyle has strong academic credentials, having received a B.E.E. in Electrical Engineering from Villanova University and an M.B.A. in Financial Management from St. Joseph’s University.

TAR Holdings selected Mr. Doyle as a nominee because of his extensive experience as a telecommunications engineer, manager, and operating executive, his service on the board of directors of another company and his deep industry knowledge and experience. Mr. Doyle also has knowledge regarding, and experience with, accounting matters.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer and TAR Holdings do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Pursuant to letter agreements, TAR Holdings has agreed to indemnify each of Messrs. Singer, Barr and Doyle against any and all claims of any nature arising from the nomination of the Nominees and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.1 (the “Indemnification Agreements”) and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, TAR Holdings and Karen Singer have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 99.2, with respect to the joint filing of this Statement and any amendment or amendments thereto.

The Reporting Person is not party to any contracts, arrangements, understandings or relationships with any other stockholders of the Issuer.

The Reporting Person, from time to time, receives investment advice from her husband, Gary Singer, for which he receives no compensation. No agreement regarding the division of profits exists between Karen Singer, TAR Holdings, and Gary Singer. Gary Singer is also providing logistical advice and assistance to the Reporting Person in connection with the potential proxy contest regarding the Issuer (for which he receives no compensation).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.2       Joint Filing Agreement.

Other than the Joint Filing Agreement and the Indemnification Agreements, the Reporting Person is not a party to any agreements or other documents that are required to be filed pursuant to Item 7.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2018

By:  /s/ Karen Singer

Karen Singer